DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR January 24, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









					FORM 27

                     MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                      OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     January 24, 2003

3.   Press Release
     -------------

     January 24, 2003

4.   Summary of Material Change
     --------------------------

     VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
     DYMTF released an update today of the restructuring of operations in Europe and its intention to divest from Border Biofuels Limited (BBL). The decision to divest has been ratified by DynaMotive's Board in December 2002 and is part of a consolidation program that the Company announced in May 2002.

     DynaMotive Europe Ltd. DynaMotive announced that it has relocated its European Headquarters in London to Rotch Limited as part of its strategic alliance agreement. The Company is currently finalizing settlement on the release of its European Headquarters. The Company has also reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe. Through these changes, the Company has achieved cost reductions in excess of US$ 350,000 for the year 2003.

     In regard to BBL, the decision to divest follows changes in market conditions in the UK and the restructuring of operations in Europe. DynaMotive and Rotch Ltd. continue to cooperate in the restructuring of DynaMotive's operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in BBL. DynaMotive will in such event still provide technology and BioOil for the development of BBL projects on commercial terms, without any adverse impact on the licensing and royalty potential for DynaMotive.


5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th  day of January, 2003


                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)     "Richard Lin"
                                           Richard C.H. Lin
                                           Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - January 24, 2003

                    DynaMotive Updates Restructuring Initiatives

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) released an update today of the restructuring of operations in Europe and its intention to divest from Border Biofuels Limited (BBL). The decision to divest has been ratified by DynaMotive's Board in December 2002 and is part of a consolidation program that the Company announced in May 2002.

DynaMotive Europe Ltd. DynaMotive announced that it has relocated its European Headquarters in London to Rotch Limited as part of its strategic alliance agreement. The Company is currently finalizing settlement on the release of its European Headquarters. The Company has also reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe. Through these changes, the Company has achieved cost reductions in excess of US$ 350,000 for the year 2003.

In regard to BBL, the decision to divest follows changes in market conditions in the UK and the restructuring of operations in Europe. DynaMotive and Rotch Ltd. continue to cooperate in the restructuring of DynaMotive's operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in BBL. DynaMotive will in such event still provide technology and BioOil for the development of BBL projects on commercial terms, without any adverse impact on the licensing and royalty potential for DynaMotive.

With regard to the previously announced commercial demonstration of the technology, the Company has evaluated the cost of demonstrating in the UK compared with achieving the same objectives in Canada. By shifting the program to Canada, financing requirements could be reduced by as much as US$4,000,000 over a foreseeable future.

In addition to the reduction in costs and investment requirements, the divestiture and restructuring of operations will allow for a further simplification of reporting and of the groups' compliance costs.

Commenting on the restructuring developments in regard to the European Operations, Mr. Kingston President & CEO of DynaMotive said, "Our objective for 2003 is to enhance shareholder value and to meet our goal of reaching a cash flow positive position by year end, thus limiting dilution to our shareholder base. DynaMotive's management is fully focused in the achievement of this goal. The restructuring of our operations in Europe is just one of the various initiatives that the Company has taken to enhance DynaMotive's position."

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000              Toll Free (in North America): 1-877-863-2268
Fax: (604) 267-6005              Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                    Managing Director
Tel: (44) (0) 20-7518-9380       Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                    Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900              Fax: (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.